Exhibit 99.1

press release

ArcelorMittal appoints Stephanie Werner-Dietz as Executive Vice President and global head of HR

24 May 2022, 10:00 CET

ArcelorMittal today announces that Stephanie Werner-Dietz will join the company on 1st September 2022 as Executive Vice President and global head of human resources.

Bart Wille, who currently holds this position, has decided to retire at the end of this year following a career of 37 years in human resources management.

Stephanie joins ArcelorMittal from Nokia, where she is Chief People Officer and a member of the Group Leadership Team. In this position she has responsibility for all people-related topics including human resource management, real estate and health and safety. She recently launched Nokia’s new people strategy, which has a strong emphasis on growth, skills and development.

She joined Nokia in 1998 after graduating from university, and in nearly 25 years with the company has held various HR leadership positions in Germany, Finland, China, Switzerland, the Philippines, the US and Romania. A German native, she holds a diploma in applied business languages (Chinese) and international business studies from the University of Applied Sciences of Bremen, in Germany.

Stephanie will report to Aditya Mittal, Chief Executive Officer of ArcelorMittal, and will also work closely on human resources issues with Mr Lakshmi N. Mittal in his role of Executive Chairman. She will be based in the company’s head office in Luxembourg.

Commenting, Lakshmi N. Mittal, Executive Chairman, said:

“First of all, I must thank Bart who has made a significant contribution to ArcelorMittal’s people agenda since joining the company five years ago. He has introduced several important initiatives to strengthen our talent base and build a high performing organisation where everyone can thrive and perform. Under his guidance we have focused on attracting, developing and engaging a new generation of leaders, and on making our company more diverse and inclusive. He will be staying with us until the end of this year, but I will take this opportunity to wish him all the best in this next phase of his life. With Stephanie we will have another highly experienced human resources executive, who will ensure that ArcelorMittal further refines and develops its people strategy, so that we can continue to attract and develop the brightest talent in all our operations around the world.”

Aditya Mittal, Chief Executive, said:

“I would also like to take this opportunity to thank Bart for his strong leadership of the HR function in the past five years. He is a much-valued colleague and member of the ArcelorMittal family. We will miss his wise counsel but wish him a very happy and fulfilling retirement. I’m very much looking forward to welcoming Stephanie to ArcelorMittal and working closely with her on our people agenda. At the end of the day it is our people who bring to life our purpose of making smarter steels for people and planet, so we must ensure ArcelorMittal is attractive to as diverse a pool of talent as possible in support of our ambition to remain the world’s leading steel company in the coming decade and beyond.”

Stephanie Werner-Dietz said:

“One of the first things that attracted me to ArcelorMittal is the fact that people, alongside the planet, sit at the heart of its purpose. I am passionate about people, who are the driving force behind every company’s success. Having spent 25 years in the technology sector with Nokia, I am happy to embark on a new learning journey and a new challenge with ArcelorMittal - a truly global business with more than 150,000 employees. I am already fascinated by the steel industry which is far more technologically sophisticated than I had imagined. I also like the fact the company has a strong learning culture, with the ArcelorMittal University sitting at the heart of this. There are several major trends which we need to integrate into our people strategy in the coming decade - decarbonisation is the obvious one, but also digitalisation, artificial intelligence, the evolution of the workplace, and the further steps to embrace diversity and inclusion into the culture of the organisation. I can’t wait to get started and am delighted that I will also have the opportunity to work with Bart for the first few months before he retires.”
ENDS
About ArcelorMittal
ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com